GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

31 May 2007

07024074

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled : "Genting to raise funds via overseas listing" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUN -5 A 8:11

Encl...
F:\USERS\SEC\EUE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 30-05-2007 04:00:33 PM
Submitted by GENTING on 30-05-2007 05:50:51 PM
Reference No GG-070530-BFE16

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ○ Announcement ● Reply to query
* Reply to Bursa Malaysia's Query Letter - Reference ID : NS-070529-41822
* Subject :

ARTICLE ENTITLED : "GENTING TO RAISE FUNDS VIA OVERSEAS LISTING"

* **Contents :-**

With reference to your letter dated 29 May 2007 pertaining to the above news article appearing in Nanyang Siang Pau, Business Section, Page C11 on Tuesday, 29 May 2007, we wish to clarify that Genting Berhad looks at different financing options for its subsidiaries all the time. At this point in time, Genting Berhad has no plans to list its oil and gas business on the AIM of London.

As a responsible corporation, if there is any corporate development that require an announcement to be made to Bursa Malaysia in accordance with the Listing Requirements, appropriate announcement will be made.

Yours faithfully
GENTING BERHAD

DR. R. THILLAINATHAN
Executive Director

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END